Exhibit 99.1

GDS to Report Third Quarter 2020 Financial Results on Monday, November 16, 2020 U.S. Eastern Time

SHANGHAI, China, November 4, 2020 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it will report its third quarter 2020 unaudited financial results on Monday, November 16, 2020, after the close of the U.S. markets.

The Company’s management will host an earnings conference call at 7:00 PM U.S. Eastern Time on November 16, 2020, or 8:00 AM Beijing/Hong Kong time on November 17, 2020.

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	6869567

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until November 24, 2020 07:59 AM U.S. ET:

United States:	+1-646-254-3697
International: Hong Kong: Mainland China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	6869567

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is the largest carrier-neutral data center service provider in China. The Company’s data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. The Company’s data centers are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which GDS hosts in many of its facilities. The Company offers colocation and managed services, including an innovative and unique managed cloud value proposition. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited